SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For September 2006

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ASML Holding N.V.

De Run 6501

5504 DR Veldhoven

The Netherlands

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20 F ☒	Form 40F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Exhibits

99.1	"Citigroup 13th Annual Global Technology Conference – New York," presentation dated September 7, 2006

99.2	"European Technology Conference – Deutsche Bank – London," presentation dated September 8, 2006

99.3	"ASML to Deliver Advanced Resolution Techniques to SEMATECH for Manufacturing Research," press release dated September 19, 2006

99.4	"Bank of America 36th Annual Investment Conference – San Francisco, California," presentation dated September 20, 2006

99.5	"ASML Intends to Mitigate Potential Dilution from Convertible Bonds due October 2006," press release dated September 25, 2006

"Safe Harbor" Statement under the U.S. Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements that are subject to risks and uncertainties including, but not limited to, economic conditions, product demand and industry capacity, competitive products and pricing, manufacturing efficiencies, new product development, ability to enforce patents, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, and other risks indicated in filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASML HOLDING N.V. (Registrant)

Date: October 4, 2006	By:	/s/ Peter T.F.M. Wennink
Peter T.F.M. Wennink
Executive Vice President
and Chief Financial Officer

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